One East Main Street

Post Office Box 456

Smithtown, New York 11787-2823

direct dial: 631-360-9398

direct fax: 631-360-9364

PRESS RELEASE

Release Date: April 14, 2004

Contact:	Ms. Judith Barber	News Contact:	Peter Hamilton
	Corporate Secretary		Rubenstein Associates
(work) 212-843-8015
(home) 631-928-8437
(cell) 516-375-6434

BANK OF SMITHTOWN ACQUIRES

INSURANCE AGENCY

30 year-old agency

Principals to remain

Deal priced on “earn-out” basis

Smithtown, NY, April 14, 2004—Bank of Smithtown announced today that it has reached an agreement to purchase the Seigerman-Mulvey Co. insurance agency of East Setauket, New York.

Seigerman-Mulvey Co. is a 30 year-old independent agency which places policies with more than 30 insurance carriers. The agency is owned and operated by Barry Seigerman, John Mulvey and Joanne Bentivegna. Mr. Seigerman has served on the board of directors of Bank of Smithtown and the board of its parent company, Smithtown Bancorp, since 1994. During 2000, in an effort to increase fee-based income for the bank, the bank entered into a joint venture with the agency to sell insurance, and the bank has done so for the past 4 years.

Bank of Smithtown Chairman Bradley E. Rock commented upon the acquisition, saying: “We are very pleased to have reached an agreement to acquire such an established and respected agency to constitute a platform for our sales of insurance and other related products and services in the future. Although our insurance joint venture has not yet produced significant amounts of income for the bank, in the relatively small number of instances where we have sought to sell these products, we have had very high rates of success. We have found that once our bank customers learn of the coverages, prices and services that we can offer as an independent agent, they are quite willing to purchase their insurance from us also. Therefore, we feel not only that we can add fee-based income by purchasing the existing revenue stream of the Seigerman-Mulvey agency, but that we can also build upon that revenue stream by creating greater synergies with our retail and commercial banking network.”

The precise terms of the deal were not disclosed, but Mr. Rock did say that the price to be paid would be determined over the course of three years on an “earn-out” basis, meaning that the price will depend upon the agency’s contribution to the bank’s net income. Mr. Rock also said that the agency’s revenues have exceeded $3 million a year for the last three years, and that the deal would be accretive to Bank of Smithtown’s earnings immediately.

As part of the deal, all three of the agency’s principals will remain with the company pursuant to employment agreements.

Ronald Summerville of Washington, D.C., an expert in bank insurance acquisitions and insurance agency valuation, acted as a consultant to Bank of Smithtown for the transaction.

Mr. Rock added: “Although we have been impacted less than many of our competitors by the unusually low interest rate environment of recent years, nonetheless, this acquisition should add a source of non-interest income that will further counterbalance downward pressure on interest income due to fluctuations in market interest rates in the future.”

Bank of Smithtown is a 95 year-old community bank. Smithtown Bancorp is the publicly-held holding company for Bank of Smithtown. Smithtown Bancorp’s shares were listed on NASDAQ beginning on April 5, 2004. On April 7, 2004, the company announced its third 2-for-1 stock split in the last four years. The value of the company’s shares have risen by more than 158% during the last 15 months. The shares are traded on NASDAQ under the symbol “SMTB”.

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Forward-Looking Statements

This release and other written materials and statements management may make, may contain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are sometimes identified by use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project”, or other similar expressions. The Company’s ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly actual results may differ materially from anticipated results.

Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company’s operations, pricing and services.

Investors are cautioned not to place undue reliance on forward-looking statements as a prediction of actual results. Except as required by applicable law or regulation, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date the statements were made or to reflect the occurrences of unanticipated results. Investors are advised, however, to consult any further disclosures the Company makes on related subjects in our reports to the Securities and Exchange Commission.